

Sue Marshall · 3rd

Member of Innovation and Entrepreneurship Advisory Council at Southwest Minnesota State University

Burnsville, Minnesota, United States · Contact info

500+ connections

Southwest Minnesota State University

University of Saint Thomas

Experience

Member of Innovation and Entrepreneurship Advisory Council
Southwest Minnesota State University
Aug 2021 – Present · 2 mos
Marshall, Minnesota, United States

Board Member/Founding Member
Upcycled Food Association
Oct 2019 – Present · 2 yrs

CEO
NETZRO, SBC
Jan 2015 – Present · 6 yrs 9 mos
Minneapolis, MN

NETZRO provides integrated solutions throughout the food supply chain to eliminate food and water waste. Most people believe that making money has to be independent from solving environmental and other societal challenges. I believe the opposite to be true. Our future requires sustainable thinking. Solving our most challenging societal problems requ ...see more

Reduce Recover Reharvest

Partner
Marshall & Koopman Real Estate
Jan 2011 – Present · 10 yrs 9 mos

Residential and commercial real estate brokerage. Personally specializes in working with community organizations focusing on real estate models that are both environmentally responsible and economically sustainable within various types of real estate development and redevelopment projects.

Owner
Relocation Team
Jan 2001 – Present · 20 yrs 9 mos

Managed licensed real estate agents. Represented corporations in relocating employees supply temporary and long term housing.

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Education

University of Saint Thomas
Master's Degree, Science of Real Estate
2011 – 2014

St. Cloud State University
BS, Marketing
1982 – 1986